Mail Stop 3561

February 9, 2009

Kirk Thompson
President and Chief Executive Officer
J.B. Hunt Transport Services, Inc.
615 J.B. Hunt Corporate Drive
Lowell, AR 72745-0130

**Re:        J.B. Hunt Transport Services, Inc.**
**Form 10-K for the Year Ended December 31, 2007**
**Filed February 29, 2008**
**Schedule 14A filed March 17, 2008**
**File No. 000-11757**

Dear Mr. Thompson:

        We have reviewed your response to our letter dated December 31, 2008 and have
the following additional comments.

## Schedule 14A

Compensation Discussion and Analysis

Annual Bonus Award

1.  While we note your response to our prior comments 6 and 7, the causal connection
    between disclosure of your EPS target and any competitive harm is not entirely
    clear.  If you believe that your EPS target may be omitted because of the risk of
    competitive harm, please provide additional detailed analysis in support of this
    conclusion.  We request that you address, with greater specificity, how disclosure
    of a performance target such as EPS might be expected to affect the particular
    business decisions of your competitors, and in so doing, place you at a competitive
    disadvantage.  Refer to Instruction 4 of Item 402(b) of Regulation S-K.


* * * * *


        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3210.

Regards,

Susan Block
Attorney-Advisor